UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GREEN JR RICHARD C
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   UtiliCorp United Inc. (UCUC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  01/07/02             13,792.0000   A  $0.000000 (1)               D  Direct
Common Stock                                  01/22/02             4.0000        D  $0.000000 (2)200,688.1601   D  Direct
Common Stock                                  01/31/02    M        65,550.0000   A  $19.125000   537,226.0000   I  RNG Investments
Common Stock                                                                                     934,745.0000   I  by Green Family,L
                                                                                                                   .P.
Common Stock                                                                                     49,938.0000    I  by Spouse
Common Stock                                                                                     193,090.5000   I  by Trust - 1
Common Stock                                                                                     12,924.0870    I  by trust 401K
Common Stock                                                                                     5,187.4403     I  by trust CAP Plan

Common Stock                                                                                     6,805.1023     I  by trust SCP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $19.125000      01/31/02       M                          65,550.0000      01/31/92     01/31/02
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     01/31/02  Common Stock                   65,550.0000   $22.950000  0.0000        I   RNG Investments
(right to buy)

Explanation of Responses:

(1)
Shares acquired pursuant to a merger agreement with Aquila, Inc. at a ratio of .6896 UCU shares per ILA share.
(2)
Gift given to individual not a member of the same household

SIGNATURE OF REPORTING PERSON
/S/ By: Sara Henning
    For: Richard C. Green, Jr.
DATE 02/08/02